February 22,
2019

Hank Tucker
Chief Executive Officer
New World Technologies, Inc.
1363 Veterans Memorial Highway, Suite 22
Hauppauge, New York 11788

       Re: New World Technologies, Inc.
           Registration Statement on Form S-1
           Filed January 28, 2019
           File No. 333-229390

Dear Mr. Tucker:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 28, 2019

Cover Page

1. Please tell us the basis for your disclosure that "[A]ll the shares in this offering are anticipated to be sold..." if this is a best-efforts offering and there is no assurance that you will be able to sell any of the shares.
2. Please reconcile your disclosure on the cover page regarding the OTCBB with your disclosure on page 33 that you may elect to have your securities "initially quoted in the
       Pink Sheets" and your reference to the OTCQB on page 31.
3. Your disclosure in footnote 1 on the cover page appears to include both current and possible future distribution plans. Please revise so that your prospectus addresses the method of distribution you currently contemplate using. If you seek later to include
 Hank Tucker
FirstName LastNameHank Inc.
New World Technologies, Tucker
Comapany NameNew World Technologies, Inc.
February 22, 2019
February 22, 2019 Page 2
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FirstName LastName
         material information with respect to your plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, you should file an amendment to your registration statement as appropriate.
Business, page 1

4. We note your prospectus disclosure regarding product capabilities, such as on page 1 that
         "readings are immediately available" and on page 22 that the unit "can detect changes"
         and "immediately generate" an overall assessment. We also note that you disclose that the proceeds from this offering are required for research and development. Therefore, it is unclear whether the disclosed capabilities have been developed and proven by statistically significant research results. Please revise to clarify and indicate the material hurdles that remain until the product is developed, and provide us your analysis of how your prospectus in this regard is consistent with the information regarding products on your website.
Implications of being an "Emerging Growth Company", page 2

5. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Offering, page 2

6. Please tell us how your disclosure here and in the first risk factor on page 6 reflects your obligation as disclosed on page 31 to issue 2,000,000 shares to your CEO.
Risk Factors, page 4

7. If you do not intend to file an Exchange Act registration statement, revise to add appropriate risk factor disclosure explaining the difference in the obligations of you and your affiliates under the Exchange Act as a result of this decision, particularly regarding the automatic reporting suspension in Section 15(d) and the applicability of
         Section 16 and the proxy rules.
8. Please tell us the authority on which you rely to refer investors to "risks set forth in [y]our publicly available reports" as you do in the first paragraph of this section. In this regard, we also note your last sentence on page 15.
Our future success depends in part on our ability to retain our senior management team, page 6

9. Your disclosure on page 28 indicates that your officers are your full-time employees;
         however your disclosure beginning on page 29 indicates that they also work for other companies. Please clarify, and, if appropriate, add risk factors to highlight the amount of time your officers devote to your business and any material conflicts. Hank Tucker
FirstName LastNameHank Inc.
New World Technologies, Tucker
Comapany NameNew World Technologies, Inc.
February 22, 2019
February 22, 2019 Page 3
Page 3
FirstName LastName
We may be subject to claims challenging the inventorship of our intellectual property, page 14

10. Please clarify whether your employees have signed waivers mentioned in the penultimate sentence of this risk factor.
Use of Proceeds, page 16

11. Given your reference to 10% at the top of page 3, please tell us how you determined the amount of offering costs would be the same if the minimum offering is sold and the maximum offering is sold.
12. Please clarify in this section the extent to which proceeds will be used for payments to officers and directors. We note for example your disclosure regarding salaries on pages
         30-31.
13. If the proceeds of this offering would not provide sufficient funds to complete the purposes that you have highlighted, provide the disclosure required by Instruction 3 to
         Regulation S-K Item 504. Also clarify whether your disclosure on page 1 regarding using the proceeds to complete the research and bring the product to market is referring to proceeds if you sell only the minimum number of securities offered. Plan of Distribution, page 17

14. Please disclose briefly how the shares will be marketed and how your officers and directors will identify potential investors in the offering. Also, disclose when you will issue shares and when subscribers will have the rights of shareholders relative to when they send their subscription to you. In this regard, it is unclear how your disclosure on your prospectus cover regarding delivery of shares from time-to-time after payment and acceptance is consistent with your disclosure on page 3 regarding refunds.
15. Please reconcile your reference in the fourth paragraph to 24 months with the 60-day extension mentioned on your prospectus cover. Also note Rule
415(a)(2).
16. Please provide us your analysis of how your offering is consistent with Rule 10b-9. Also address in your response Rule 15c2-4 as appropriate, and file any escrow agreement related to this offering as an exhibit to your registration statement. Business and Business Plan, page 22

17. Please tell us whether you commissioned any of the data used in your registration statement.
18. Given the stage of development of your product and business, please tell us how you were able to determine the projected revenue and costs that you disclose on pages 22 and 24. In this regard, see Regulation S-K Item 10(b) regarding disclosures accompanying projections, disclosures of revenue without a measure of income, and the basis for projections.
 Hank Tucker
FirstName LastNameHank Inc.
New World Technologies, Tucker
Comapany NameNew World Technologies, Inc.
February 22, 2019
February 22, 2019 Page 4
Page 4
FirstName LastName
Anticipated Launch of CSDS, page 23

19. Given the 24-month duration of this offering, please tell us how you determined "initial launch" would be in December 2019 as disclosed in this section.
FDA Pre-Approval and Post-Approval Requirements, page 27

20. Please address the classes of medical devices and all material remedies for any non compliance with FDA requirements. Also tell us how you determined the class of your device, and whether there is a material risk that the FDA would disagree with you.
21. Please reconcile your disclosure in clause (i) of the first paragraph suggesting that the planned CSDS does not require clinical trials with your disclosure elsewhere in your prospectus regarding clinical trials. We note for example your disclosure on page 7.
Employees, page 28

22. Please tell us how your disclosure in this section is reconcilable to the information on your website regarding your staff and engineers.
Management, page 29

23. Provide the disclosure required by Regulation S-K Item 401 regarding Mr. Gentry.
Executive Compensation, page 30

24. Given your disclosure regarding shares issued or owed to your officers and directors here and on pages F-8 and F-9, it is unclear why you do not provide the compensation tables required by Regulation S-K Item 402. Please advise or revise. Anticipated Officer and Director Remuneration, page 31

25. Please reconcile your disclosure in this section that no compensation is owed to any officer as of the date of this prospectus with your disclosure on pages 30 and 31 that you entered into employment agreements with Messrs. Tucker, Fitzpatrick and Gonsalves commencing October 18, 2018.
Security Ownership of Certain Beneficial Owners and Management, page 31

26. If any shares were distributed to your officers and directors as part of the distribution mentioned in the second paragraph on page 32, please show us how those shares are reflected in the table on page 31. Also reconcile your disclosure regarding the distribution on page 32 with your disclosure on page 37 regarding your exemption from registration for the issuance of those shares.
 Hank Tucker
FirstName LastNameHank Inc.
New World Technologies, Tucker
Comapany NameNew World Technologies, Inc.
February 22, 2019
February 22, 2019 Page 5
Page 5
FirstName LastName
Description of Securities, page 32

27. Please provide the disclosure required by Regulation S-K Item 201(b)(1) and Item
         202(a)(1)(v) and (a)(5). In this regard, we note for example Article 12 of exhibit 3.1 and section 1.2 and Article X in exhibit 3.2.
Shares Eligible for Future Sale, page 34

28. Please reconcile your disclosure in the second paragraph of this section with Rule 144(i).
Additional Information, page 35

29. Please provide us your analysis regarding whether any written communication mentioned in the second paragraph of this section is a prospectus or free writing prospectus under applicable rules. Also provide us your analysis regarding whether you are eligible to use a free writing prospectus.
Balance Sheet, page F-3

30. Please revise your footnotes to include your cash and cash equivalents accounting policy as required by ASC 230-10-50-1. Additionally, describe to us the circumstances surrounding the checks awaiting deposit included in your cash caption, including when the checks were deposited in your account with your financial institution, whether or not any checks were returned for insufficient funds and when such checks were considered cleared and available to you as a demand deposit.
Signatures, page 39

31. Please ensure that your principal executive officer, principal financial officer, and controller or principal accounting officer sign the registration statement below the second paragraph of text that Form S-1 requires on the Signatures page. See also Instruction 2 to the Form S-1 Signatures page.
Exhibits

32. Please file, or tell us why you do not believe you are required to file, the subscription agreement to be used in connection with this offering, the employment and board agreements mentioned on page 21, and the lease agreement mentioned in the penultimate paragraph on page 28.




        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Hank Tucker
New World Technologies, Inc.
February 22, 2019
Page 6

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Gary Newberry at 202-551-3761 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at
202-551-3617 with any other questions.



                                                           Sincerely,
FirstName LastNameHank Tucker
                                                           Division of
Corporation Finance
Comapany NameNew World Technologies, Inc.
                                                           Office of
Electronics and Machinery
February 22, 2019 Page 6
cc:       Lee W. Cassidy, Esq.
FirstName LastName